Exhibit 12.1
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company’s consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods indicated:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Income (loss) before income taxes and discontinued operations	$(213,346)	$21,823	$19,168	$(7,914)	$203

Fixed charges:
Interest expense and amortization of capitalized costs of indebtedness	$100,695	$111,453	$84,201	$51,561	$42,080
Estimated interest within rental expense	839	402	296	209	197
Preferred stock dividends	5,024	204	—	—	—

Total fixed charges	$106,558	$112,059	$84,497	$51,770	$42,277

Preferred stock dividends	(5,024)	(204)	—	—	—

Total earnings	$(111,812)	$133,678	$103,665	$43,856	$42,480

Total fixed charges	$106,558	$112,059	$84,497	$51,770	$42,277
Interest expense on deposits	66,025	76,692	57,518	34,067	27,652

Total fixed charges excluding deposit interest	$40,533	$35,367	$26,979	$17,703	$14,625

Ratio of earnings to combined fixed charges and preferred stock dividends:
Including deposit interest	(1.05)	1.19	1.22	0.83	0.99
Excluding deposit interest	(2.76)	3.79	3.82	2.42	2.87